SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C.  20549

                                  SCHEDULE 13G
                    Under the Securities Exchange Act of 1934
                              (Amendment No. ____)

                               General Magic, Inc.
                                 Name of Issuer

                                  Common Stock
                          Title of Class of Securities

                                   370 253 106
                                  CUSIP Number


Check the following box if a fee is being paid with this statement. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13b-17.)

     [    X   ]

1.   Name and I.R.S. Identification No. of Reporting Person:

     Apple Computer, Inc.
     94-2404110

2.   Member of a Group:  (a)  N/A
                         (b)  N/A

3.   SEC Use Only:

4.   Place of Organization:  State of California

    Number of    5.  Sole Voting Power          2,700,000
       Shares
 Beneficially    6.  Shared Voting Power        0
        Owned
      by Each    7.  Sole Dispositive Power     2,700,000
    Reporting
       Person    8.  Shared Dispositive Power:  0
      with...

9.   Aggregate Amount Beneficially Owned by Each Reporting Person:

     2,700,000 shares of Common Stock

10.  Aggregate Amount in Row 9. Excludes Certain Shares:

     Not Applicable.

11. Percent of Class Represented by Amount in Row 9: 10.5% (based on 25,598,318 shares outstanding as of October 31, 1995 as reported in Issuer's Form 10-Q for the quarter ended September 30, 1995.)

12.  Type of Reporting Person:     CO

Item 1(a).     Name of Issuer:

               General Magic, Inc.

Item 1(b).     Address of Issuer's Executive Offices:

               420 N. Mary Avenue
               Sunnyvale, CA  94086

Item 2(a).     Name of Person Filing:

               Apple Computer, Inc.

Item 2(b).     Address of Principal Business Office:

               1 Infinite Loop
               Cupertino, California  95014

Item 2(c).     Citizenship:

               A corporation organized under the laws of the State of California.

Item 2(d).     Title of Class of Securities:

               Common Stock

Item 2(e).     CUSIP Number:

               370 253 106

Item 3.        Not Applicable.

Item 4.        Ownership:

         a.  Amount Beneficially Owned:     2,700,000 shares

         b.    Percent  of  Class:   10.5%  (based  on  25,598,318  shares
          outstanding as of October 31, 1995 as reported in Issuer's Form 10-Q for the quarter ended September 30, 1995.)

         c.  Number of Shares as to which such person has:
          i. Sole  power to vote or direct the vote: 2,700,000 shares
          ii. Shared power to vote or to direct the vote:  0
          iii. Sole power to dispose or to direct disposition: 2,700,000 shares
          iv.  Shared power to dispose or to direct disposition: 0

Item 5.   Ownership of Five Percent or Less of a Class:

          Not Applicable.

Item 6.   Ownership of More than Five Percent on behalf of Another Person:

          Not Applicable.

Item 7. Identification and Classification of the Subsidiary which Acquired the Security being reported on or by the Parent Holding Company:

          Not Applicable.

Item 8.   Identification and Classification of Members of the Group:

          Not Applicable.

Item 9.   Notice of Dissolution of Group:

          Not Applicable.

Item 10.  Certification:

      By signing below, Apple Computer, Inc. certifies that, to the best of its knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purpose or effect.




                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                              APPLE COMPUTER, INC.



                              By:  _/s/ Peter M. Moldave___________
                                 Peter M. Moldave
                                 Assistant Secretary
Date:     February 6, 1996

As of December 31, 1995